UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MONROE CAPITAL INCOME PLUS CORPORATION

(Name of Subject Company (Issuer))

MONROE CAPITAL INCOME PLUS CORPORATION
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

Theodore L. Koenig

Chief Executive Officer

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

(312) 258-8300

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Steven B. Boehm

Stephani M. Hildebrandt

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 18, 2022, by Monroe Capital Income Plus Corporation, a Maryland corporation (the “Company,” “MCIP,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase 2,447,806 shares (the “Shares”) of our issued and outstanding common stock, par value $0.001 per share (“Common Stock”). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 18, 2022, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on June 15, 2022, and approximately 333,527 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. The Company purchased all Shares validly tendered and not withdrawn at a price equal to $10.16 per Share for an aggregate purchase price of approximately $3,388,629.

ITEM 12(b). FILING FEE

Filing Fee Exhibit

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

MONROE CAPITAL INCOME PLUS CORPORATION

By:	/s/ Lewis W. Solimene, Jr.
	Name:	Lewis W. Solimene, Jr.
	Title:	Chief Financial Officer and Chief Investment Officer